FORM 4
OMB Approval
OMB Number 3235-0362
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)

1. Name and Address of Reporting Person:                         Bates, James Martin
                                                                 181 Whitehall Drive
                                                                 Markham, Ontario
                                                                 Canada L3R 9T1
2. Issuer Name and Ticker or Trading Symbol:                     Power Interactive Media, Inc.
                                                                    "PIAM"
3. IRS or SSN of Reporting Person (Voluntary):
4. Statement for Month/Year:                                     12/2001
5. If Amendment, Date of Original:                               N/A
6. Relation of Reporting Person to Issuer                        X Director:
                                                                 _ 10% owner
                                                                 _ Officer (Title):
                                                                 _ Other (Specify)
          X Filed by One Reporting Person.
          _ Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                                                 common stock
2. Transaction Date:                                                  12/17/01
3. Transaction Code                                                   J
4. Securities Acquired (A) or Disposed (D)      Amount:               150,000
                                                A or D:               A(1)
                                                Price:                $0
5. Amount of Securities  Beneficially owned at end of Month:          250,000
6. Ownership Form: Direct (D) or Indirect (I):                        D
7. Nature of Indirect Beneficial Ownership:                           N/A

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:
2. Date Exercisable and Expiration Date:
3. Title and Amount of Underlying Securities:
4. Conversion or Exercise Price of Derivative Securities:
5. Ownership of Derivative Securities;   Direct (D) or Indirect (I):
6. Nature of Indirect Beneficial Ownership:



EXPLANATION OF RESPONSES:


(1) In December, Mr. Bates was issued 150,000 shares of the Company's restricted common stock pursuant to the terms of a loan made by Mr. Bates to the Company in the amount of $200,000.




/s/ James Martin Bates                       Date: 01/04/2002
------------------------------------------
James Martin Bates
**Signature of Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).